CF BANKSHARES INC.

4960 E. Dublin Granville Road, Suite #400

Columbus, Ohio 43081

(614) 334-7979

January 22, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Aisha Adegbuyi

Re:	CF Bankshares Inc.

Registration Statement on Form S-3

File No. 333-284171

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), CF Bankshares Inc. (the “Registrant”) hereby respectfully requests that the effectiveness of the above-captioned Registration Statement on Form S-3 (the “Registration Statement”) be accelerated to, and that the Registration Statement be declared effective on, Friday, January 24, 2025, at 4:00 p.m., Eastern Daylight Saving Time, or as soon thereafter as practicable.

The Registrant requests that notification of such declaration of effectiveness be made to Anthony D. Weis of Vorys, Sater, Seymour and Pease LLP, our outside counsel, by telephone at (614) 464-5465 or by e-mail at adweis@vorys.com.

Sincerely,

CF BANKSHARES INC.

By:	/s/ Timothy T. O’Dell
Timothy T. O’Dell
President and Chief Executive Officer